EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Further to the Company's immediate reports of March 19, 2015 and April 7, 2015 and the descriptions in the chapter containing a description of the Company's business affairs in its 2014 periodic report, and in the update to the same section in the quarterly report of March 31, 2015 regarding two similar motions to certify a derivative action in connection with a transaction involving the acquisition of all of Eurocom D.B.S. Ltd.'s shareholdings and shareholders' loans in D.B.S. Satellite Services (1998) Ltd., immediate notification is hereby provided that on June 25, 2015, the court decided to strike the second motion (the motion subject of the report of April 7, 2015), further to the motion filed in the matter. Accordingly, the hearing on the first motion to certify a derivative action (subject of the report dated March 19, 2015) will continue as planned.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.